UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibits 1 and 2, and incorporated by reference herein, are the Registrant’s press releases, both dated September 2, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: September 4, 2009

Exhibit No.	Description
1.	Press release dated September 2, 2009.
2.	Press release dated September 2, 2009.

Exhibit 99.1

Jinpan International to Attend Rodman & Renshaw Annual Global Investment Conference

Englewood Cliffs, N.J., September 2, 2009 – Jinpan International Ltd. (Nasdaq: JST),a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment in China, today announced that management will participate in the Rodman & Renshaw Annual Global Investment Conference at the New York Palace Hotel in New York, NY. The Company will present on Thursday, September 10, 2009 at 5:20pm Eastern Time.

During the conference, management will be available to meet with analysts and portfolio managers. Interested parties and investors who wish to meet with Jinpan International management may contact LK@rodm.com or call (212) 430-1782. Participation in the Rodman & Renshaw Annual Global Investment Conference is by invitation only.

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information:

At Jinpan International Ltd.

Mark Du

Chief Financial Officer

(201) 227-0680

At ICR, Inc.:

In China:

Yuening Jiang

+86 10 6599 7965

In U.S.

Brian M. Prenoveau, CFA

(203) 682-8200

Exhibit 99.2

Jinpan International Announces Completion of Shanghai Facility Ahead of Schedule

Englewood Cliffs, N.J., September 2, 2009 – Jinpan International Ltd. (Nasdaq: JST),a leading designer, manufacturer and distributor of cast resin transformers for high voltage distribution equipment in China , today announced that is has completed phase 1 renovation and construction of its Shanghai facility approximately one month ahead of schedule.

Phase 1 completion of the Shanghai facility will increase the Company’s total transformer capacity by 11% from 9.0 million KVA to 10.1 million KVA and increase total production capacity for complementary power distribution products and integrated assemblies by 300% over current levels. Located in the Shanghai Qingpu Industrial Park, this site covers an area of 71,000 square meters.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan stated, “We are excited to announce the completion of the first phase of our Shanghai manufacturing facility. At the new Shanghai facility, we will focus on the production of complementary power distribution products for wind power applications and integrated assemblies such as unit substations, as well as other more highly engineered products. We look forward to our continued push into the growing market of alternative energy generation.”

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for high voltage distribution equipment in China and other countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	our ability to successfully implement our business strategy;

•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	other factors or trends affecting the industry generally and our financial condition in particular;

•	the effects of the higher degree of regulation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate;

•	exchange rates; and

•

other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2007 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.

Mark Du

Chief Financial Officer

(201) 227-0680

At ICR, Inc.:

In China:

Yuening Jiang

+86 10 6599 7965

In U.S.

Brian M. Prenoveau, CFA

(203) 682-8200